UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release
March 8, 2024
METHANEX RELEASES 2023 SUSTAINABILITY REPORT
VANCOUVER, BRITISH COLUMBIA (March 8, 2024) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH) released its 2023 Sustainability Report today to share its progress on the sustainability topics that are most material to the company and its stakeholders.
“Our top priority continues to be the safety and well-being of our team members and communities where we do business. Our Sustainability Report outlines Methanex’s commitment as the methanol leader to set the highest standards for the industry, including how we protect and develop our people, minimize our impact on the environment and contribute to our communities.” said Rich Sumner, President and CEO of Methanex. “I’m optimistic about the role the methanol molecule can play in supporting society’s decarbonization goals and our ability to actively support the transition to a low-carbon economy through our industry leadership.”
Methanex is the world’s largest producer and supplier of methanol. We make an essential product that improves everyday life and provides solutions for a sustainable future. To read Methanex’s full 2023 Sustainability Report please visit https://www.methanex.com/sustainability/reports/.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -
For further information, contact:
Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851
Investor Inquiries
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 8, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary